Exhibit 12

XEROX CORPORATION

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series C mandatory convertible preferred stock. Series C mandatory convertible preferred stock was redeemed and converted to common stock as of July 3, 2006 and as such, there were no dividends beyond such date.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2007	2006	2007	2006
Fixed charges:
Interest expense	$154	$138	$439	$404
Portion of rental expense which represents interest factor	24	22	69	67

Total fixed charges	$178	$160	$508	$471

Earnings available for fixed charges:
Earnings	$351	$120	$1,028	$649
(Undistributed) equity in income of affiliated companies	(25)	(27)	(43)	(61)
Fixed charges	178	160	508	471

Total earnings available for fixed charges	$504	$253	$1,493	$1,059

Ratio of earnings to fixed charges	2.83	1.58	2.94	2.25

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2007	2006	2007	2006
Fixed charges:
Interest expense	$154	$138	$439	$404
Portion of rental expense which represents interest factor	24	22	69	67

Total fixed charges	178	160	508	471
Preferred stock dividends pre-tax income requirements	—	—	—	48

Total combined fixed charges and preferred stock dividends	$178	$160	$508	$519

Earnings available for fixed charges:
Earnings	$351	$120	$1,028	$649
(Undistributed) equity in income of affiliated companies	(25)	(27)	(43)	(61)
Fixed charges before preferred stock dividends	178	160	508	471

Total earnings available for fixed charges and preferred stock dividends	$504	$253	$1,493	$1,059

Ratio of earnings to combined fixed charges and preferred stock dividends	2.83	1.58	2.94	2.04